                       SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
                                    FORM 11-K
               Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934
    (Mark One)

X       Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
                 For the fiscal year ended December 31, 1997

                                       OR

        Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
    For the transition period from            to
    Commission file number 1-5985

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       NEWCOR HOURLY EMPLOYEES 401(k) PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  NEWCOR, INC.
                           1825 S. Woodward, Suite 240
                        Bloomfield Hills, Michigan 48302
                                 (248) 253-2400
                                   SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


NEWCOR HOURLY EMPLOYEES 401(k) PLAN


Date  June 29, 1998                         By/s/Fred Davenport

                                                              Fred Davenport
                                                              -----------------

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN
                                     -------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                      for the year ended December 31, 1997

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                                                                           Pages
                                                                           -----
Report of Independent Accountants                                             2


Financial Statements:

   Statement of Net Assets Available for Plan Benefits
         as of December 31, 1997                                              3

   Statement of Changes in Net Assets Available for
         Plan Benefits for the Year Ended December 31, 1997                   4

   Notes to Financial Statements                                            5-9


Supplemental Schedules:

   Item 27a -     Schedule of Assets Held for Investment
         Purposes at December 31, 1997                                       10

   Item 27d -     Schedule of Reportable Transactions
         for the Year Ended December 31, 1997                             11-12

Exhibit B -       Consent of Independent Accountants                         13


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
Newcor Hourly Employees 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of Newcor Hourly Employees 401(k) Plan as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Newcor Hourly Employees 401(k) Plan as of December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.





Detroit, Michigan
June 26, 1998

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             as of December 31, 1997



                                                                                      1997
                                                                                     -------
Assets
Investments, at fair value                                                       $    1,053,700
Company matching contribution receivable                                                  5,500
Company discretionary contribution receivable                                            19,800
Accrued interest                                                                          3,600
                                                                                 --------------

  Total assets available for plan benefits                                       $    1,082,600
                                                                                 ==============


                     The accompanying notes are an integral
                        part of the financial statements.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                      for the year ended December 31, 1997



                                                                                      1997
                                                                                     ------
Additions:
    Employee contributions                                                       $   112,700
    Employer contributions                                                            45,600
    Employee rollover contributions                                                  906,800
    Investment income:
       Interest and dividend income                                                   13,200
       Net appreciation in fair
             value of investments                                                      4,300
                                                                                 -----------

                Total additions                                                    1,082,600

Net assets available for plan benefits:
    Beginning of year                                                                      0
                                                                                 -----------

    End of year                                                                  $ 1,082,600
                                                                                 ===========

                      The accompanying notes are an integral
                        part of the financial statements.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.     Description of the Plan:

       The Plan is a defined contribution plan adopted effective April 1, 1997 covering eligible hourly employees of Newcor, Inc.'s Rochester Gear subsidiary. Hourly participants in the Midwest Rubber 401(k) Plan were merged with this plan effective October 1, 1997.

       Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer, Newcor, Inc. (the "Company").

       Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G). Participants may invest in seven fund options.

       The Company's matching contribution, in the form of Newcor common stock, is subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service, 100 percent vesting. Nonvested company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan.

       The employer has the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, all participants' accounts become fully vested.


2.     Significant Accounting Policies:

       The fair value of investments held by the Plan in collective investment funds and common stock funds are stated at quoted market prices on the last business day of the plan year.

       Expenses incurred in connection with the operation of the Plan are borne by the employer.

       The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

       The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                     -------



3.     Investments:

       The Plan's investments are held by a trust fund. The following table presents the fair value of investments as of December 31, 1997:



                                                                                       1997
                                                                                       ----
         American Funds Investments:
                Bond Fund of America                                               $    9,900
                Cash Management Trust                                                 872,500
                Euro Pacific Growth Fund                                               22,400
                Income Fund of America                                                 25,600
                Investment Company of America                                          32,500
                New Perspective Fund                                                   20,500
         Newcor Inc. Common Stock                                                      70,300
                                                                                   ----------

                   Total                                                           $1,053,700
                                                                                   ==========




4.     Income Tax Status:

       The Internal Revenue Service has stated that the Plan qualifies under
       Section 401 of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

       The Plan obtained its latest determination letter on January 20, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                     -------


5.     Summary of Financial Data:

       The following is a summary of the plan financial information segregated by investment program:


                                                                      SUMMARY OF NET ASSETS
                                                                             -------



                                        Bond Fund           Cash       Euro-Pacific     Income       Investment        New
                                           of            Management       Growth        Fund of        Co. of      Perspective
                                       America              Trust          Fund         America       America         Fund
                                       -----------          -----       ----------      -------       --------    ------------
Net assets available for plan benefits:
     December 31, 1997                      $9,900        $872,500          $22,400      $25,600       $32,500       $20,500
                                            ======        ========          =======      =======       =======       =======




                                                                      SUMMARY OF NET ASSETS
                                                                             -------



                                          Newcor, Inc.
                                            Company
                                             Stock        Other        Total
                                          -----------     -----        -----
Net assets available for plan benefits:
     December 31, 1997                      $70,300      $28,900    $1,082,600
                                            =======      =======    ==========


                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                     -------


5.     Summary of Financial Data, continued:


                                                                SUMMARY OF CHANGES IN NET ASSETS

                                                              for the year ended December 31, 1997
                                                                             -------



                                         Bond           Cash       Euro-Pacific      Income      Investment         New
                                        Fund of      Management       Growth         Fund of       Co. of       Perspective
                                        America         Trust           Fund         America      America           Fund
                                        -------   -----------      ----------        -------      -------       --------
Additions:
     Employee contributions             $ 9,500      $  15,600     $   19,800     $   22,000      $ 28,600     $  16,900
     Employer contributions                   0              0              0              0             0             0
     Employee rollover contributions          0        852,600          2,200          2,100         2,100         3,000
     Interest and dividend income           100          4,300            800          1,300         2,100           900
     Net appreciation (depreciation)
       in fair value of investments         300                          (400)           200          (300)         (300)
                                        -------      ---------     -----------    ----------      ---------    ----------

        Total additions                 $ 9,900      $ 872,500     $   22,400     $   25,600      $ 32,500     $  20,500
                                        =======      =========     ==========     ==========      ========     =========




                                                                SUMMARY OF CHANGES IN NET ASSETS

                                                              for the year ended December 31, 1997
                                                                             -------

                                         Newcor
                                         Common
                                          Stock      Other           Total
                                         ------      -----           -----
Additions:
     Employee contributions              $  300    $       0       $ 112,700
     Employer contributions              20,300       25,300          45,600
     Employee rollover contributions     44,800            0         906,800
     Interest and dividend income           100        3,600          13,200
     Net appreciation (depreciation)
       in fair value of investments       4,800            0           4,300
                                       --------    ---------     -----------

        Total additions                $ 70,300    $  28,900     $ 1,082,600
                                       ========    =========     ===========


6. Benefit Payments:

   Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid were $15,360 at December 31, 1997.

7. Form 5500:

   The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 and the accompanying financial statements not reporting benefits payable as a liability on the statement of net assets available for plan benefits.

8. Subsequent Event:

   Effective January 1, 1998, hourly participants in the Plastronics Plus, Inc. 401(k) Retirement Plan, the Rubright Employees Retirement and 401(k) Plan and the Blackhawk Engineering 401(k) Plan were merged into the Newcor Hourly Employees 401(k) Plan.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997
                                     -------



            Identity of Issuer,
             Borrower, Lessor                                                         Current
             or Similar Party                  Description of Investment               Value             Cost
             ----------------                  -------------------------               -----             ----
         American Funds Investments
             Euro Pacific Growth Fund            861 shares                       $       22,400    $        23,400
             Income Fund of America              1,442 shares                             25,600             26,000
             Investment Company of America       1,149 shares                             32,500             33,600
             New Perspective Fund                1,058 shares                             20,500             21,300
             Cash Management Fund                872,500 shares                          872,500            872,500
             Bond Fund of America                708 shares                                9,900              9,900
                                                                                  --------------    ---------------

                Total American Funds                                                     983,400            986,700
                                                                                  --------------    ---------------


         Newcor, Inc. Common Stock               7,177 shares                             70,300             62,300
                                                                                  --------------    ---------------

                                                                                  $    1,053,700    $     1,049,000
                                                                                  ==============    ===============

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1997
                                     -------


                                                                                             Purchase       Selling      Cost
          Identity of Party                              Description of Asset                  Price         Price     of Asset
          -----------------                              --------------------               -----------     -------    --------
REPORTING CRITERION I:           Any transaction within the
                                 plan year, with respect to any plan asset,
                                 involving an amount in excess of five
                                 percent of the current value of plan
                                 assets.

   American Funds           Cash Management
                               1 Sale                                                                       $862,057    $862,057
                               1 Purchase                                                     $862,057                   862,057
                               1 Purchase                                                      862,057                   862,057


REPORTING CRITERION II:  Any series of transactions
                            (other than transactions with respect to securities) within the plan year with or in conjunction with the same person which, when aggregated, regardless of the category of asset and the gain or loss on any transaction, involves an amount in excess of five percent of the current value of plan assets (Note A).

                            Not applicable.





                                                                                       Current Value      Net Gain
  Identity of Party                              Description of Asset                     of Asset         or (Loss)
  -----------------                              --------------------                  --------------      ---------
REPORTING CRITERION I:         Any transaction within the
                               plan year, with respect to any plan asset,
                               involving an amount in excess of five
                               percent of the current value of plan
                               assets.

   American Funds           Cash Management
                               1 Sale                                                    $862,057
                               1 Purchase                                                 862,057
                               1 Purchase                                                 862,057


REPORTING CRITERION II:  Any series of transactions
                            (other than transactions with respect to securities) within the plan year with or in conjunction with the same person which, when aggregated, regardless of the category of asset and the gain or loss on any transaction, involves an amount in excess of five percent of the current value of plan assets (Note A).

                            Not applicable.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                     -------


                                                                                       Purchase      Selling        Cost
          Identity of Party                Description of Asset                          Price        Price       of Asset
          -----------------                --------------------                       -----------    -------      --------
REPORTING CRITERION III:  Any transaction within
                             the plan year involving securities of
                             the same issue if within the plan year
                             any series of transactions with respect
                             to such securities, when aggregated,
                             involves an amount in excess of five
                             percent of the current value of plan
                             assets (Note A).


   American Funds         Cash Management Trust
                             39 Purchases                                              $141,377                   $141,377
                             16 Sales                                                                $125,353      125,353



REPORTING CRITERION IV:      Any transaction within the plan year with
----------------------       respect to securities with or in
                             conjunction with a person which, if any
                             prior or subsequent single transaction
                             within the plan year with such person with
                             respect to securities, exceeds five
                             percent of the current value of plan
                             assets.

                             Not applicable.



                                                                                        Current Value      Net Gain
          Identity of Party                Description of Asset                           of Asset         or (Loss)
          -----------------                --------------------                        --------------      ---------
REPORTING CRITERION III:  Any transaction within
                             the plan year involving securities of
                             the same issue if within the plan year
                             any series of transactions with respect
                             to such securities, when aggregated,
                             involves an amount in excess of five
                             percent of the current value of plan
                             assets (Note A).


   American Funds         Cash Management Trust
                             39 Purchases                                                   $141,377
                             16 Sales                                                        125,353



REPORTING CRITERION IV:      Any transaction within the plan year with
----------------------       respect to securities with or in
                             conjunction with a person which, if any
                             prior or subsequent single transaction
                             within the plan year with such person with
                             respect to securities, exceeds five
                             percent of the current value of plan
                             assets.

                             Not applicable.



 Note: (A) Transaction already reported under Criterion I are not repeated here.

                                                                       Exhibit B

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of the Newcor, Inc. on Form S-8 (File No. 333-24301) of our report dated June 26, 1998, on our audits of the financial statements and financial statement schedules of the Newcor Hourly Employees 401(k) Plan as of and for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.


/s/ Coopers & Lybrand, L.L.P.

Detroit, Michigan
June 29, 1998